SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 16, 2020

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Ms. Jan Woo, Legal Branch Chief

Mr. Mitchell Austin, Staff Attorney

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Claire DeLabar, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BlueCity Holdings Limited (CIK No. 0001791278)

Registration Statement on Form F-1

Dear Ms. Woo, Mr. Austin, Mr. Littlepage and Ms. DeLabar:

On behalf of our client, BlueCity Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on March 13, 2020, and two copies of the filed exhibits.

The Company has included in the Registration Statement (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and comparable financial information for the same period in 2019, and (ii) other information and data to reflect recent developments.

U.S. Securities and Exchange Commission

June 16, 2020

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”). The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

In addition, in light of its recent engagement of the depositary, the Company hereby further responds to an earlier comment contained in the Staff’s letter dated December 19, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on November 22, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response. The Company has included page references in the Registration Statement where the language addressing the comment appears.

6. Please clarify here whether the deposit agreement provision requiring certain claims to be instituted in a state or federal court in New York, New York is intended to apply to claims brought under the U.S. federal securities laws. Furthermore, clarify whether the exception to the arbitration provision that allows for claims brought under the U.S. federal securities laws to be instituted in federal courts also allows for those claims to be instituted in state courts. Lastly, ensure your discussion of these provisions and the jury trial waiver provision is consistent with your disclosure of these provisions on page 173.

The Company respectfully advises the Staff that by its terms, the deposit agreement provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in New York, New York have exclusive jurisdiction to hear and determine claims under the deposit agreement. This includes claims brought under U.S. federal securities laws.

The Company also respectfully advises the Staff that the arbitration provision of the deposit agreement relates to claims arising out of or in connection with the contractual relationship created by the deposit agreement. The arbitration provisions do not preclude holders and beneficial owners from pursuing claims under the Securities Act or the Exchange Act in state courts as well as federal courts.

In response to the Staff’s comment, the Company has updated the risk factors related to the arbitration provision and the jury trial waiver provision on pages 68 and 69 to clarify the above and included disclosure on page 187 of the Registration Statement addressing U.S. federal securities laws in state courts.

*        *        *

U.S. Securities and Exchange Commission

June 16, 2020

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Baoli Ma, Chief Executive Officer, BlueCity Holdings Limited
Zhiyong (Ben) Li, Chief Financial Officer, BlueCity Holdings Limited
Allen Lu, Partner, KPMG Huazhen LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP